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                             June 25, 2024

       Huan Liu
       Chief Executive Officer
       Cheetah Net Supply Chain Service Inc.
       6201 Fairview Road, Suite 225
       Charlotte, North Carolina, 28210

                                                        Re: Cheetah Net Supply
Chain Service Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 20,
2024
                                                            CIK No. 0001951667

       Dear Huan Liu:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Ying Li